Ambow Education Holding Ltd. (in Provisional Liquidation)

July 11, 2013

Via Correspondence

Larry Spirgel

Dean Suehiro

Robert Littlepage

Reid Hooper

Celeste M. Murphy

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:          Ambow Education Holding Ltd.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed May 29, 2012

Comment Letter Dated July 2, 2013

File No. 001-34824

Dear Mr. Spirgel, Mr. Suehiro, Mr. Littlepage, Mr. Hooper and Ms. Murphy:

We refer to your letter to Dr. Jin Huang, dated July 2, 2013, relating to Ambow Education Holding Ltd.’s (“Ambow” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 29, 2012 (the “2011 Form 20-F”).

The Company advises the Commission that it is currently unable to file a complete amendment to the 2011 Form 20-F by July 17, 2013 as requested by the Commission.  As previously disclosed in the Company’s filings with the Commission, the audit committee of the board of directors of the Company was conducting an internal investigation into allegations made by a former employee of the Company of financial impropriety and wrongful conduct.  On June 7, 2013, the Grand Court in the Cayman Islands issued an order (the “Order”) appointing joint provisional liquidators (the “Joint Provisional Liquidators”). As a result of the Order, the directors’ powers have ceased and vested in the Joint Provisional Liquidators. The Joint Provisional Liquidators are in the process of engaging independent counsel to complete the internal investigation as soon as practicable.  Prior to the conclusion of the internal investigation and a determination by the Company regarding the remedial action and the effect, if any, of the results of the investigation on the Company’s previously issued financial statements, the Company is unable make the determinations necessary to file an amendment or to obtain a determination from its previous registered independent accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”), whether it would be willing to consent to include in any amendment to the 2011 Form 20-F PwC’s report related to the financial statements and effectiveness of internal control over financial reporting of the Company for the year ended December 31, 2011. The Company further advises the Commission that the internal investigation is estimated to take approximately three months from the engagement of the independent counsel and will provide the Commission with any available update in due course.

In light of the above, the Company respectfully requests for additional time to file its amendment to the 2011 Form 20-F.

**********

The Company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

**********

Should   you have any additional questions or require additional information, please do not hesitate to contact me, Kris Beighton (krisbeighton@kpmg.ky; telephone: +1 345 914 4392; fax: +1 345 949 7164), or our counsel, David Zhang (david.zhang@kirkland.com; telephone: +852.3761.3318; fax: +852.3761.3301) and Benjamin Su (benjamin.su@kirkland.com; telephone: +852.3761.3306; fax: +852.3761.3301) of Kirkland & Ellis.

Sincerely yours,

/s/ Kris Beighton
Name: Kris Beighton
Title: Joint Provisional Liquidator

cc:        Edward Middleton

Wing Sze Tiffany Wong

Jonty Lim

KPMG

David T. Zhang

Benjamin Su

Kirkland & Ellis

Robert Derrett

PricewaterhouseCoopers Zhong Tian CPAs Limited Company